November 21, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:	Security Income Fund (File No. 333-184401)

Dear Ms. Browning:

On behalf of Security Income Fund (the “Registrant”), we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the Registrant’s Registration Statement filed with the SEC on Form N-14 on October 12, 2012 (the “Registration Statement”). The Registration Statement relates to the proposal to approve an Agreement and Plan of Reorganization between Flexible Strategies Fund (the “Target Fund”), a series of Rydex Series Fund, and Macro Opportunities Fund (the “Acquiring Fund”), a series of the Registrant, pursuant to which the Target Fund would (i) transfer substantially all of its assets and stated liabilities to the Acquiring Fund in exchange solely for shares of the Acquiring Fund, (ii) distribute such shares to its shareholders, and (iii) dissolve (the “Reorganization”).

The SEC staff’s comments were conveyed via telephone conference between you and Julien Bourgeois and Stephen Cohen of Dechert LLP on November 9, 2012. Based on your discussions with Messrs. Bourgeois and Cohen, the Registrant is separately filing a definitive version of the Registration Statement pursuant to Rule 497 under the Securities Act of 1933 (“Securities Act”) in order to incorporate non-material changes made in response to the SEC staff’s comments. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Tandy Representations

Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

2.	Scope of the Proposals

Comment: Please confirm that shareholders of the Target Fund are not required to approve the advisory agreement with the Acquiring Fund’s investment adviser. In particular, please confirm in your letter that the Reorganization and the fact that the Target Fund’s shareholders will have a new investment adviser as a result of the Reorganization are “inextricably intertwined,” and thus can be “bundled” together as a single proposal, consistent with past SEC staff guidance.

Response: The Registrant confirms that the Reorganization proposal and the fact that the Target Fund’s shareholders will have a new investment adviser as a result of the Reorganization are “inextricably intertwined,” and thus can be “bundled” (i.e., submitted and voted upon together). According to past SEC staff guidance, “[t]he staff has not required separate proposals if the proposals would be impractical to separate.”1 We submit that the proposals would be impractical to separate.

3.	Use of Defined Terms

Comment: Please consider changing the defined term “Acquired Fund” to “Target Fund.”

Response: The Registrant has made the recommended change.

4.	Differences Between the Target Fund and the Acquiring Fund

Comment: Please confirm that all material differences between the Target Fund and the Acquiring Fund are disclosed.

Response: The Registrant confirms the foregoing.

5.	Revocation of Proxies

Comment: Please disclose how shareholders may revoke their proxies.

Response: We have implemented the requested change and in the section entitled “Shareholder Voting,” we have clarified the disclosure as follows:

A shareholder may revoke the proxy at any time prior to its use by filing with the Target Fund a written revocation or by submitting a duly executed proxy card by mail, the Internet, or by telephone bearing a later date. In addition, any shareholder who attends the Special Meeting in person may vote by ballot at the Special Meeting, thereby canceling any proxy previously given.

[1]	See Generic Comment Letter (pub. avail. Feb. 3, 1995).

6.	Tax Opinion

Comment: Please confirm that a final tax opinion will be filed on EDGAR and will comply with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Division of Corporation Finance of the SEC, October 14, 2011 (the “Bulletin”).

Response: The Registrant confirms that a final tax opinion will be filed on EDGAR. The Registrant also confirms that Dechert LLP is reviewing the guidance provided in the Bulletin and will determine if any changes need to be made to the form of tax opinion that was filed.

7.	Use of Generalities

Comment: Please refrain if possible from using generalities and open-ended terms and phrases (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the Registration Statement.

Response: The Registrant has considered the requested changes and modified the disclosure when deemed appropriate.

Comments Relating to the Shareholder Letter

8.	Differences Between the Target Fund and the Acquiring Fund

Comment: Please consider whether other material differences between the Funds should be disclosed. For example, please disclose the difference between the Funds’ management fees.

Response: The Registrant has made changes in response to this comment.

9.	Costs of the Reorganization

Comment: If applicable, the Registrant may disclose in the shareholder letter that Security Investors is bearing all of the expenses relating to the Reorganization.

Response: The Registrant confirms that Security Investors will bear the expenses relating to the Reorganization as disclosed in the Proxy Statement/Prospectus and has included appropriate disclosure in the Shareholder Letter.

Comments Relating to the Questions & Answers Section

10.	What are the Benefits of the Proposed Reorganization for Me? (page ii)

Comment: Please revise the answer to more succinctly discuss the benefits to shareholders. When discussing potential economies of scale, please disclose the net assets of the Funds to allow shareholders to compare the relative sizes of the Funds.

Response: We have implemented the requested change and revised the response as follows:

The Target Fund (which, as of September 30, 2012, had approximately $34.6 million in net assets) is very similar to the Acquiring Fund (which, as of September 30, 2012, had approximately $221 million in net assets). The Reorganization is intended to eliminate duplication of costs and other inefficiencies arising from having comparable mutual funds within the same complex of mutual funds with affiliated investment advisers, as well as to seek to achieve economies of scale for both Funds.

11.	Will the Reorganization Result in a Higher Management Fee or Higher Fund Expenses? (page ii)

Comment: Please state that there is no guarantee that the fee waiver will be in place after March 1, 2014.

Response: The Registrant has implemented the requested change.

Comments Relating to the Proxy Statement/Prospectus

12.	Introduction (page 1)

Comment: Please state that Class H shareholders of the Target Fund will continue to be able to purchase Class A of the Acquiring Fund without a sales load indefinitely, if this is the case.

Response: The Registrant confirms that Class H shareholders of the Target Fund will continue to be able to purchase Class A of the Acquiring Fund without a sales load indefinitely and has revised the disclosure accordingly.

13.	The Reorganization (pages 4 – 6)

a.	Comment: Please confirm in the response letter that no payments were made to American Independence in order to incentivize American Independence to resign as sub-advisor and clarify in the Proxy Statement/Prospectus that American Independence resigned as sub-advisor due the resignation of the portfolio managers that had managed the Target Fund’s previous investment strategy.

Response: The Registrant confirms that no payments were made to American Independence in order to incentivize American Independence to resign as sub-advisor and the Registrant has implemented the requested change.

b.	Comment: If possible, please seek to clarify the factors that the Board considered when it determined that the Reorganization is in the best interests of shareholders and approved the Reorganization.

Response: The Registrant has clarified the disclosure.

c.	Comment: Please confirm the disclosure stating that the Target Fund is still in the process of implementing the new investment program and that there are ongoing transition costs with implementing the new investment program.

Response: The Registrant confirms that the disclosure is still accurate.

14.	Comparison of Investment Objectives, Principal Investment Strategies and Risks of the Funds (page 6)

Comment: Please consider whether to compare the Target Fund’s previous investment objective, principal investment strategies and risks to the Acquiring Fund’s investment objective, principal investment strategies and risks.

Response: The Registrant considered this comment and believes that a comparison of the Target Fund’s previous investment objective, principal investment strategies and risks to the Acquiring Fund’s investment objective, principal investment strategies and risks would be confusing and misleading to investors, because the Target Fund no longer operates in accordance with such objective and strategies. The Registrant notes that Appendix B to the Proxy Statement/Prospectus provides the Target Fund’s previous investment objective, principal investment strategies and risks, and, therefore, shareholders can review the Target Fund’s previous investment objective, principal investment strategies and risks against the Acquiring Fund’s investment objective, principal investment strategies and risks, if they believe it is relevant to their decision.

15.	Comparison of Fees and Expenses of the Funds (pages 11 – 17)

a.	Comment: Please confirm that the information provided in the fee tables complies with Section 10(a)(3) of the 1933 Act.

Response: The Registrant confirms the foregoing.

b.	Comment: Please revise footnote 2 to the fee tables to state that the expense information has been restated to reflect current fees.

Response: The Registrant has implemented the requested change.

c.	Comment: In the third column of the fee tables, please use the title “Reorganized Fund” rather than “Acquired Fund.”

Response: The Registrant has implemented the requested change.

d.	Comment: Please remove footnote 1 under the “Shareholder Fees” table for Class H shares.

Response: The Registrant has implemented the requested change.

16.	Comparison of Fund Performance (pages 17 – 20)

a.	Comment: Please clarify that the performance information reflects the Target Fund’s performance for the one-year and since inception periods.

Response: The Registrant has implemented the requested change.

b.	Comment: Please update the year-to-date performance as of September 30, 2012.

Response: The Registrant has implemented the requested change.

17.	The Acquiring Fund (page 21)

Comment: In the last sentence, please remove the phrase “and the current strategies of the Acquired Fund.”

Response: The Registrant has implemented the requested change.

18.	Portfolio Managers of the Funds (page 22)

Comment: Please consider whether there are known material conflicts of interest in connection with the portfolio managers managing the day-to-day investment operations of both Funds that are not already disclosed.

Response: The Registrant believes that potential conflicts of interest are already disclosed.

19.	Reasons for the Reorganization and Board Considerations (page 23 – 24)

Comment: Please confirm that the Board of Rydex Series Funds considered the Acquiring Fund’s higher management fee and, if so, please disclose this in the Proxy Statement/Prospectus.

Response: The Registrant confirms that the Board of Rydex Series Funds considered the Acquiring Fund’s higher management and has disclosed this in the Proxy Statement/Prospectus.

20.	Important Information About Portfolio Transitioning (page 25)

Comment: Please confirm the disclosure is still accurate.

Response: The Registrant confirms that the disclosure is still accurate.

21.	Proxy Solicitation (page 26)

Comment: Please confirm that the estimated cost of retaining AST Fund Solutions, LLC is approximately $15,000.

Response: We have revised the disclosure to reflect the estimated cost of retaining AST Fund Solutions, LLC to be approximately $7,000.

22.	Appendix C

Comment: Please include the information from Appendix C in the body of the Proxy Statement/prospectus and update the year-to-date performance as of September 30, 2012.

Response: The Registrant has implemented the requested change.

23.	Appendix D

Comment: Please include the information from Appendix D in the body of the Proxy Statement/Prospectus.

Response: The Registrant has implemented the requested change.

24.	Appendix G

Comment: Please remove the line “Operating Expenses(d)” from the Acquiring Fund’s Financial Highlights and include such information in a footnote rather than as a separate line item.

Response: The Registrant has implemented the requested change and undertakes to incorporate this change in the annual report.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC